

05005005

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Bear Creek Energy Ltd.

*CURRENT ADDRESS: 1240, 407 - 2nd Street S.W.
Calgary Alberta T2P 2Y3
Canada

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34657 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

PROCESSED
JAN 06 2005
THOMSON
FINANCIAL

OICF/BY: [signature]

DAT : 1/5/05

MILLENNIUM ENERGY INC.

2002

ANNUAL REPORT

Millennium Energy Inc. is a junior oil and gas exploration and production company with interests in Western Canada and South America. Starting in 1996 with a modest production base of 40 barrels of oil equivalent ("boe") per day in Northern Alberta, Millennium has added high-impact exploration plays in Southeast Saskatchewan and Southern Alberta to its inventory of prospects and had average daily production of approximately 226 boe during 2002.



~ FIVE YEAR SUMMARY ~

	2002	2001	2000	1999	1998
DAILY PRODUCTION					
Oil (bbls)	135	198	174	215	25
Natural Gas (mcf)	433	524	687	812	332
NGLs (bbls)	19	27	39	38	7
Total (boe)	226	312	328	388	87
COMMODITY PRICES ($)					
Oil (/bbl)	33.75	28.49	33.65	24.11	15.88
Natural Gas (/mcf)	4.12	6.12	4.39	2.74	2.13
NGLs (/bbl)	25.99	38.18	33.26	15.62	8.10
Average (/boe)	30.23	31.63	31.05	20.61	13.29
ESTABLISHED RESERVES					
Crude Oil & NGLs (mbbls)	432	428	378	493	384
Natural Gas (mmcf)	1,508	2,022	1,656	2,854	2,513
Total (mboe)	683	766	654	969	803
MARKET					
High ($)	0.27	0.29	0.25	0.19	0.30
Low ($)	0.14	0.10	0.10	0.10	0.11
Close ($)	0.14	0.18	0.17	0.15	0.20
Trading Volume (000)	2,556	2,766	2,272	458	654
Trading Value ($000)	462	553	419	55	161
SHARES OUTSTANDING (000)					
Year end	24,492	24,538	25,148	25,898	25,898
Average	24,481	24,844	25,555	25,898	15,774

2002 represented the second year of the Company's shift into higher working interest, higher impact opportunities.

In April of 2002, Millennium entered into an agreement with EnCana Corporation to explore for oil on a 107,000 acre block of land in Southeast Saskatchewan. Securing the farm-in was a coup for the Company, providing Millennium with an opportunity to add a very significant land spread to its inventory. In order to maximize the potential of the project, the Company entered into a joint venture with Kinwest Energy Corporation and Grand Bow Petroleum with the net result that Millennium has retained 40% of the project. Coupled with the Company's expertise in Southeast Saskatchewan, Millennium's partners have added further depth as they bring proven exploration track records in this area of the Western Canadian Sedimentary Basin.

During 2002, Millennium and its partners drilled an initial earning well on the EnCana lands at Handsworth, and followed that up with another well in the first quarter of 2003 at Hazelwood, which is in the process of being



completed. Millennium and its partners are now poised to increase operations on the EnCana block, with another well scheduled to be drilled in late May 2003, followed by a comprehensive exploration and development phase. Based on work completed to date, which has included information derived from the recent drills and additional seismic data, the Company believes that there could be as many as 14 prospects on the EnCana lands, each with reserves between 100,000 and 300,000 barrels of oil.

Complementing the Company's EnCana joint venture are two other projects, at Glen Ewen in Southeast Saskatchewan, and at Michichi in South-Central Alberta. At Glen Ewen, Millennium participated in the drilling of three vertical wells (40% interest) to evaluate the Halbrite and Huntoon formations. Based on the results of those wells and a 3D seismic program provided to the Company at no cost, the Company and partners anticipate further drilling in 2003.

At Michichi, Millennium participated in the drilling of a vertical well (60% interest) penetrating the Lower Manville formation. Based on the success on this well, currently producing 55 bbls/d (33 bbls/d net), a 3D seismic program has been laid out over the Company's lands to delineate further upside potential in both the Lower Manville and Banff formations with a further two to four follow-up locations.

Meanwhile, Millennium has continued its efforts to farm-out its Colombian gas project. The play, covering 332,000 acres of land in the northern province of that South American country, continues to offer a compelling geological story. However, domestic issues and the ongoing delay in fully deregulating the gas markets have resulted in few expressions of interest. Although Millennium (67% interest) and its partner have obtained an extension until September 2003 within which to fulfill their work commitment, there is no guarantee that a new partner will be found. Accordingly, the Company took steps during 2001 and 2002 to write off its investment. The ultimate cost to Millennium will be its two-thirds share of a US$500,000 letter of credit, which will be drawn down in September 2003 should no further progress be made. Given the potential prize, being a property with more than 1 trillion cubic feet of gas in place, we continue to feel that the cost of entry was reasonable.

While the EnCana, Glen Ewen and Michichi projects were proceeding, Millennium took the opportunity to shed some of its remaining non-core assets, completing divestitures worth a total of $1.42 million during the year. Currently, Millennium's production is approximately 200 boe per day, comprised of 130 bbl of oil and NGLs and 420 mcf of natural gas.



Supporting Millennium's initiatives going forward will be monthly cash flow of approximately $120,000 and a credit facility of $1.35 million, of which $0.35 million is available (assuming the drawdown of the Colombian letter of credit).

On the management front, Millennium continues to draw on the professional services of the APF Energy Group, which provides all of the staff required to manage the Company's business. The same managers have also been responsible for running APF Energy Trust, a royalty trust whose units trade on the Toronto Stock Exchange. As a result of the internalization of the management of APF Energy Trust, the board of directors of the Company has determined that it would be in the best interests of shareholders to identify a senior management team who will dedicate its full time efforts to Millennium, now that current management has positioned the Company for future growth. We hope to update shareholders with respect to this initiative in the near future.

Martin Hislop
President & Chief Executive Officer
May 14, 2003

~ ENCANA JOINT VENTURE ~

Millennium and its joint venture partners are continuing to aggressively explore the EnCana acreage. To date, the joint venture has acquired a total of approximately 67 km of new 2D seismic data at a gross cost of $360,000 and has also purchased approximately 44 km of existing 2D seismic data at a gross cost of $62,000. In addition, the parties have drilled two wells on the EnCana acreage within the last year with the first being drilled horizontally to evaluate the Alida formation at North Handsworth (12-35-11-7W2M). Initial production rates were over 100 bbls/d before levelling off to more regional levels while the second well, which was drilled vertically to evaluate the Tilston formation at Hazelwood (4-35-11-4W2M), has just recently rig released with initial completion results expected towards the end of May 2003. As a result of arrangements made to bring in industry partners to participate with Millennium in the EnCana JV during 2002, Millennium received a net carry of $200,000 on the acquisition of the 2D seismic data and the drilling of the first horizontal well at North Handsworth while at the same time retaining a 40% participation interest within the EnCana JV area. Millennium and its partners have also been active in land acquisitions acquiring approximately four gross sections of freehold and Crown land while also earning an interest in two sections of EnCana acreage by drilling two of the wells previously mentioned.


Encana JV




R9
R8
R7
R6
R5
R4
R3
R2
R1W2M
T12
T11
T10
T9
T8
T7
MOOSE MOUNTAIN PROVINCIAL PARK
WHITE BEAR
INDIAN RESERVE
Encana JV Lands

With the acquisition of the 2D seismic data, the drilling of the North Handsworth and Hazelwood wells and the preparation of certain regional geological mapping, Millennium has completed its initial work commitment and has retained the right to earn in all of the lands contained within the EnCana JV area as announced in April 2002.

With the initial work commitment now completed, Millennium and its partners are prepared to move forward with an aggressive exploration program to evaluate the EnCana lands. The parties currently anticipate drilling a total of five "Test Wells" which will allow the joint venture to select five separate Exploration Blocks, each encompassing a minimum of 36 sections, with each Exploration Block containing of a minimum of 12 sections of previously unearned EnCana land. The various Test Wells will be drilled at selected locations on the EnCana lands with targets identified in both the Alida and Tilston formations. With an obligation to drill all of the Test Wells by no later than December 31, 2003, the parties have already commenced the drilling of the first Test Well in the Hazelwood South area. In total, Millennium and its partners have identified 14 drilling prospects that could ultimately lead to upwards of 25 locations on the EnCana lands. The recoverable reserve potential per pool identified to date vary in size from 150,000 barrels to 3,000,000 barrels with initial production rates estimated to be between 40-75 bbls/d for vertically drilled wells and 50-250 bbls/d for horizontally drilled wells. Millennium and its partners are continuing their technical evaluation of the EnCana lands and are hopeful of identifying additional exploration potential.

~ Other Properties ~

MICHICHI-CRAIGMYLE, SOUTH-CENTRAL ALBERTA

Millennium Energy currently holds an average working interest in one and a quarter sections in Township 31 Range 17 W4M. In December 2002, Millennium operated the drilling of a Lower Mannville oil well located at 8-29-31-17W4M. This well encountered 5 meters of porous section and is currently producing at a stabilized rate of 55 bbls/d. A 13 meter thick Ellerslie channel sequence was also encountered in the 8-29 well. However, due to poor hole conditions, the zone was not tested. This interval will be evaluated with follow-up drilling.

Further to the acquisition of numerous 2D trade seismic lines, a 3D program has been laid out with plans to shoot as soon as possible. This new data is anticipated to confirm between two and four follow-up locations on Company lands. These wells will target the Banff, Lower Mannville and Ellerslie formations, all of which are productive in the immediate area.

GLEN EWEN, SOUTHEAST SASKATCHEWAN

Millennium has an average 40% working interest in two-and-three quarter sections of land and to date has participated in the drilling of three oil wells. Two of these wells are currently producing at a gross rate of 58 bbls/d (23 bbls/d net). All three wells were drilled vertically to the north of an existing Frobisher Pool, which has produced 606 mbbls to date and is currently producing at a rate of 488 bbls/d, from 15 wells, of which 8 are horizontal. The horizontal wells in this pool are producing at rates ranging from 34 to 170 bbls/d.

Millennium's independent engineering consultants have assigned 78 mbbls Proven and 98 mbbls Proven + Probable (gross) to two of the three wells drilled to date. Fracturing in the third well brought in early water production resulting in the well being uneconomic.

The Frobisher formation is split into the Halbrite and Huntoon members in this area, with production derived from both intervals. The producing horizon is affected by structure and by post-dispositional cementation. Detailed geological mapping and 3D seismic have been utilized to pinpoint the highest potential area for additional drilling with three potential horizontal locations identified thus far.

MEDICINE RIVER, CENTRAL ALBERTA

Millennium has an average 3% interest in 18 sections of land and five units located approximately 25 km west of Red Deer. Oil and gas are produced from the Viking, Glauconitic, Ostracod, Basal Quartz, Jurassic, Pekisko and Elkton-Shunda zones primarily operated by Enerplus Resources.

WESTEROSE, CENTRAL ALBERTA

The Westerose property is located approximately 75 km north of Red Deer. Millennium has an average 2.9% working interest in 18.75 sections producing predominantly from the Upper and Lower Mannville formations.

Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants, prepared a report on the reserves attributable to Millennium's properties and the present value of the estimated future cash flow associated with such reserves effective January 1, 2003.

Notes regarding the subsequent tables include: Gas converted at 6 mcf=1 boe. NGLs converted at 1 bbl=1 boe. "Established Reserves" are 100% of proved reserves plus 50% of probable reserves. The net present value of future cash flow ("NPV") is after deduction of estimated future capital expenditures, royalty burdens, operating expenses and abandonment costs and prior to any provision for income taxes, debt service charges and general and administrative expenses. It should not be assumed that the NPV is representative of the fair market value of the assets. NPV is based on GLJ's escalated price forecast as of January 1, 2003, which assumes a base 2003 oil price of US$25.50 per barrel and an AECO price of C$5.65 per mmbtu for gas. Reserves are gross company interest reserves before deduction of royalties. Numbers may not add due to rounding.

RESERVE VOLUMES AT JANUARY 1, 2003

	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Total (mboe)
Proved Producing	1,238	196	55	457
Total Proved	1,238	287	55	548
Proved + Probable	1,779	443	78	818
Established	1,508	365	67	683

RESERVE VALUES AT JANUARY 1, 2003

	Present Value ($000) Discounted at:			
	0%	10%	12%	15%
Proved Producing	6,515	4,390	4,162	3,874
Total Proved	8,066	5,354	5,057	4,682
Proved + Probable	11,694	6,989	6,490	5,869
Established	9,880	6,172	5,774	5,275

GLJ FORECAST AT JANUARY 1, 2003

Year	Exchange $US/$CDN	WTI Oil $US/bbl	Edmonton Light Oil $CDN/bbl	Alberta Gas $CDN/mmbtu
2003	0.650	25.50	38.50	5.65
2004	0.660	22.00	32.50	5.00
2005	0.670	21.00	30.50	4.70
2006	0.670	21.00	30.50	4.85
2007	0.680	21.25	30.50	4.85

The following discussion should be read in conjunction with the audited financial statements included elsewhere in this annual report.

PRODUCTION

Production volumes for 2002 averaged 226 boe per day, comprised of 135 bbls per day of oil, 433 mcf per day of natural gas and 19 bbls per day of natural gas liquids. As a result of net dispositions made during the year and natural production declines, this represented a 28% decrease relative to the production of 312 boe per day in 2001.

PRICES

The West Texas Intermediate (WTI) oil price averaged US$26.08 per bbl in 2002, an increase of 1% from US$25.93 per bbl in 2001. Millennium received an average price of $33.75 per bbl for its crude in 2002 versus $28.49 in 2001 due to the sale of some heavy oil production during the year that attracted a lower market price.

The benchmark AECO price for natural gas fell by an average of 35% from 2001 levels. Millennium received an average price of $4.12 per mcf in 2002 versus $6.12 per mcf in 2001, consistent with the decrease in the AECO price. Millennium did not hedge any of its production during 2002 or 2001.

REVENUE

Revenue for the year decreased by 32% to $2.6 million before royalties ($0.11 per share) from $3.9 million ($0.16 per share) in 2001, reflecting the combination of lower production volumes and lower natural gas prices.

NETBACKS

Operating netbacks decreased 37% in 2002 to $14.19 per boe from $22.67 per boe in 2001 as a result of lower gas prices during 2002. Royalties for 2002 were 25.4% of production revenues versus 12.3% in 2001, due entirely to the recalculation of a freehold royalty burden by the joint interest operator on an oil producing property, back to 1999. Operating costs increased to $9.77 per boe in 2002 from $7.18 per boe in 2001, reflecting operating cost increases at various non-operated properties. Millennium remains committed to lowering operating costs and effective January 1, 2003 sold its remaining non-operated interest at Hayter and effective February 1, 2003, sold its non-operated interest at Weirhill.

GENERAL & ADMINISTRATIVE EXPENSES

General and administrative expenses for the year were $344,349, compared to $449,365 in 2001. Included in this amount is $171,000 (2001 - $189,000) of management fees paid to APF Management Inc. (the "Manager"), which provides Millennium and its other client - APF Energy Trust - with the required staff and infrastructure to conduct its operations. During 2002, Millennium did not pay any salaries, nor has it since commencing operations in 1996.The only compensation has been the issuance of stock options to employees and directors. In addition to the $171,000 paid to the Manager, Millennium has its own G&A for items such as legal, audit and regulatory fees, as well as costs associated with the production and printing of annual and interim reports, the dissemination of news releases and other marketing expenses.

INTEREST EXPENSE AND CAPITAL RESOURCES

Interest expense of $71,684 for the year was unchanged from $71,688 in 2001 as interest on the higher average outstanding debt balance during the year was offset by lower interest rates. Millennium has a credit facility of $1.35 million, of which $0.5 million was drawn at December 31, 2002.

DEPLETION, DEPRECIATION & AMORTIZATION

Depletion, depreciation and amortization ("DD&A") expense for the year totaled $1.10 million, compared to $1.64 million in 2001. Included in DD&A for 2002 is $288,742 (2001 - $460,000) of costs associated with the Columbia properties. Due to the fact that Millennium has been unable to fulfill its commitment under the Columbia project and may be unable to fulfill it in the future, Millennium has charged all of the costs related to the Columbia project to date against its earnings.

EARNINGS

The impact of lower revenues for the year resulted in a net loss for the year of $243,889 ($(0.01) per share) compared to net income of $369,815 ($0.01 per share) in 2001.

OUTLOOK

The new joint venture arrangement with Encana Corporation in Southeast Saskatchewan (the "Encana JV") is becoming the focal point of Millennium's operations. The Company will continue to rationalize its inventory of non-strategic assets and will use its cash resources to pursue a full cycle exploration program pursuant to the Encana JV.

Millennium has a production base that generates steady cash flow and provides a platform from which to generate additional development drilling opportunities. In spite of the current volatility in commodity prices, Millennium believes that the fundamentals for both crude oil and natural gas will support a healthy oil and gas exploration and development environment.

NORMAL COURSE ISSUER BID

In order to most efficiently use its cash flow after making provision for capital expenditures, Millennium's Board of Directors authorized a normal course issuer bid in February 2000, which has subsequently been renewed on each anniversary date. The bid resulted in the Company buying back 146,000 of its shares during 2002 (2001 - 609,500) at a weighted average price of $0.16 per share (2001 - $0.19). The issuer bid has been renewed and will continue until March 2004.

~ Management's Report to Shareholders ~

The management of Millennium Energy Inc. is responsible for the preparation of the financial statements and the preparation of all other financial information included in the annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and where applicable, amounts are based on management's best estimates and judgments.

Management has established procedures and systems of internal control designed to provide reasonable assurance that assets are safeguarded and that accurate financial information is provided in a timely manner.

The Board of Directors is responsible for reviewing and approving the financial statements, and through its Audit Committee, ensuring that management fulfills its responsibilities for financial reporting. The Audit Committee meets periodically with management and external auditors to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the financial statements and recommends their approval to the Board of Directors.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the shareholders of Millennium Energy Inc., have audited the financial statements in accordance with generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

Martin Hislop
President & Chief Executive Officer

Alan MacDonald
Vice President, Finance

Calgary, Alberta
April 10, 2003

~ Auditors' Report ~

To the Shareholders of Millennium Energy Inc.

We have audited the balance sheets of Millennium Energy Inc. as at December 31, 2002 and 2001 and the statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

April 10, 2003

Calgary, Alberta

~ Balance Sheets ~

As at December 31	2002	2001
	$	$
ASSETS		
Current assets		
Cash	–	75,418
Accounts receivable	803,899	591,108
Income taxes recoverable	312,789	187,817
Prepaid expenses	35,089	10,468
	1,151,777	864,811
Petroleum and natural gas properties (note 3)	5,182,682	5,963,158
Future income taxes (note 9)	255,865	327,240
	6,590,324	7,155,209
LIABILITIES		
Current liabilities		
Bank overdraft	5,476	–
Accounts payable and accrued liabilities	1,254,800	996,527
Bank indebtedness (note 5)	500,000	1,100,000
	1,760,276	2,096,527
Provision for future site restoration (note 4)	166,592	146,852
	1,926,868	2,243,379
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	3,369,263	3,370,947
Retained earnings	1,294,193	1,540,883
	4,663,456	4,911,830
	6,590,324	7,155,209

Commitments and contingencies (note 11)

Approved by the Board of Directors

Martin Hislop
Director

Steven Cloutier
Director

~ STATEMENTS OF OPERATIONS AND RETAINED EARNINGS ~

For the years ended December 31	2002	2001
	$	$
REVENUES		
Oil and gas sales	2,604,959	3,830,857
Royalties expense - net of ARTC	(662,509)	(470,691)
Other income	32,454	44,648
	1,974,904	3,404,814
EXPENSES		
Operating	805,564	819,126
General and administrative	344,349	449,365
Interest	71,684	71,688
Depletion, depreciation and amortization (note 3)	1,098,380	1,642,105
Site restoration	29,234	35,385
	2,349,211	3,017,669
(Loss) income before income taxes	(374,307)	387,145
Income taxes (note 9)		
Current	(201,793)	184,881
Future	71,375	(167,551)
	(130,418)	17,330
Net (loss) income for the year	(243,889)	369,815
Retained earnings - Beginning of year	1,540,883	1,200,391
Excess redemption price of common shares	(2,801)	(29,323)
Retained earnings - End of year	1,294,193	1,540,883
Net (loss) income per share - basic and diluted	(0.01)	0.01

~ Statements of Cash Flows ~

For the years ended December 31	2002	2001
	$	$
OPERATING ACTIVITIES		
Net (loss) income for the year	(243,889)	369,815
Add items not affecting cash		
Depletion, depreciation and amortization	1,098,380	1,642,105
Site restoration provision	29,234	35,385
Future income taxes	71,375	(167,551)
Site restoration costs	(9,494)	(15,066)
	945,606	1,864,688
Net change in non-cash working capital		
Accounts receivable	(212,791)	810,050
Prepaid expenses	(24,621)	27,045
Accounts payable	229,921	(333,386)
Current income taxes receivable	(124,972)	(609,699)
Net change in non-cash working capital	(132,463)	(105,990)
	813,143	1,758,698
INVESTING ACTIVITIES		
Acquisition of oil and gas properties	(1,741,246)	(3,409,519)
Proceeds on disposition of oil and gas properties	1,423,342	383,949
Change in non-cash working capital		
Accounts payable	28,352	7,011
	(289,552)	(3,018,559)
FINANCING ACTIVITIES		
(Decrease) increase in bank indebtedness	(600,000)	1,100,000
Shares issued under options	18,400	–
Shares redeemed under issuer bid	(22,885)	(113,052)
	(604,485)	986,948
Decrease in cash	(80,894)	(272,913)
Cash - Beginning of year	75,418	348,331
(Bank overdraft) cash - End of year	(5,476)	75,418
Cash payments related to certain items		
Interest	71,684	71,688
Taxes	(76,821)	788,523

1 Significant accounting policies

The objective and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of Millennium Energy Inc. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the frame work of the company's accounting policies.

The financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada. The more significant of the company's accounting polices are:

a) Petroleum and natural gas properties and equipment and royalty interest

The company follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants, whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized in cost centres and charged against earnings as set out below. Such costs include royalty acquisition, land acquisition, geological and geophysical, carrying charges of non-producing properties and costs of drilling both productive and non-productive wells.

Gains or losses are not recognized upon disposition of oil and gas properties or royalty interests unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion in a cost centre of 20% or more.

Depletion is provided on costs accumulated in producing cost centres using the unit of production method. For purposes of the depletion calculation, gross proved oil and gas reserves, as determined by engineering consultants, are used and converted to a common unit of measure based on their approximate energy content of six thousand cubic feet of natural gas to one barrel of crude oil.

The provision for estimated site restoration costs is determined using the unit-of-production method. Actual site restoration costs are charged against the accumulated provision.

The net carrying costs of the company's interests in each cost centre is limited to an estimated recoverable amount. This amount is the aggregate of estimated future net revenues from proved reserves and the costs of undeveloped properties, net of impairment allowances. An enterprise ceiling test limits the total net carrying costs, net of future income taxes and future site restoration cost provisions, to the aggregate of the estimated future net revenues net of costs, financing costs and income taxes. Future net revenues are calculated using prices in effect at the company's year-end without escalation or discounting, average prices before or after the year end can be used. Any calculations based on prices other than the year end are described in the notes.

b) Joint venture accounting

Substantially all of the corporation's petroleum and natural gas exploration and production activities are conducted jointly with others and the financial statements reflect the corporation's proportionate interest in such activities.

c) Stock-based compensation plan

The company has a fixed stock option plan which is described in note 7. No compensation expense is recognized for this plan when stock or stock options are issued to employees and directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

d) Income per share

The company has applied the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

Income per share is calculated using the weighted average number of shares outstanding for the year. The weighted average number of common shares was 24,480,901 (2001 - 24,844,099).

The dilutive per share calculations were based on additional incremental shares of Nil for a total of 24,480,901 (2001 - 85,018 and 24,929,117 shares, respectively).

e) Use of estimates

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment and the provision for future site restoration and reclamation costs are based on estimates. The ceiling test calculation is based on estimates for proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

2 Changes in accounting policy

Effective January 1, 2001, the treasury stock method was adopted for calculating diluted earnings per share. Under this method, all options are assumed issued and the proceeds from exercise are assumed to be used to purchase shares at the average market price during the year. The incremental shares are included in the denominator of the diluted earnings per unit calculation. The impact of the adoption of the new standard resulted in no change to the diluted net income per share.

In 2002, the company retroactively adopted, with restatement of the prior year, the new Canadian Institute of Chartered Accountants pronouncement EIC 122. The new pronouncement requires that bank debt that is callable on demand be reclassified as a current liability.

On January 1, 2002, Canadian Institute of Chartered Accountants pronouncement for stock-based compensation and other stock-based payments became effective. The new section applies to all awards granted on or after January 1, 2002. When a company does not use the fair value based method of accounting, it must disclose pro-forma fair value based income and earnings per share information. Under the new recommendations, the company's accounting for stock options is unchanged from prior periods, except for additional disclosure as detailed in note 7.

3 Capital assets

	2002	2001
	$	$
Petroleum and natural gas assets	12,791,130	12,473,226
Accumulated depletion and depreciation	(7,608,448)	(6,510,068)
	5,182,682	5,963,158

For the purpose of the ceiling test calculation, the company has used oil and gas prices in effect at the balance sheet date. For 2001, the company used oil and gas prices in effect at the date of issuance of the financial statements, being US$25.50 per barrel for oil and Cdn$4.41 per thousand cubic feet for gas. If prices at December 31, 2001 had been used, being US$20.54 per barrel for oil and Cdn$3.67 per thousand cubic feet for gas, there would have been a ceiling test shortfall of $490,000.

4 Site restoration

The company is responsible for future abandonment costs on all properties. At December 31, 2002 the future undiscounted estimated costs for the abandonment liabilities are $341,000 (2001 - $312,000), of which $166,592 (2001 - $146,852) has been provided for. The current year expense charged to the provision was $29,234 (2001 - $35,385). Actual payments for abandonment in 2002 were $9,494 (2001 - $15,066).

5 Bank indebtedness

The company has a demand revolving credit facility in the amount of $1,350,000. It is reviewed annually by the bank on or before June 30 and bears interest at prime rate plus 3/4% per annum (5.25% and 4.75% at December 31, 2002 and 2001 respectively). There is also a $250,000 facility for interest rate and commodity swaps. The facility is collaterized by a general assignment of book debts registered in the Province of Alberta and a registered $5,000,000 floating charge debenture on all assets of the company, with a fixed charge on all main producing properties.

	2002	2001
	$	$
Bank loan	500,000	1,100,000

6 Capital stock

Authorized

Unlimited class A voting shares

Unlimited Class B, C, D and E preferred shares, issuable in series

The directors of the company are authorized to determine the designation, rights, privileges, restrictions and conditions attaching to each class of the preferred shares

Issued and outstanding

	Shares	Amount
		$
December 31, 2000	25,147,959	3,454,676
Shares redeemed normal course issuer bid	(609,500)	(83,729)
December 31, 2001	24,538,459	3,370,947
Shares issued under stock options	100,000	18,400
Shares redeemed normal course issuer bid	(146,000)	(20,084)
December 31, 2002	24,492,459	3,369,263

During the year, 146,000 (2001 - 609,500) shares were redeemed for $22,885 (2001 - $113,052) of which $20,084 (2001 - $83,729) was charged to share capital and $2,801 (2001 - $29,323) was charged to retained earnings.

7 Fixed stock option plan

Pursuant to a stock option plan dated July 27, 1995 and amended February 1, 1998 ("the plan"), the directors and employees of the company may be granted options to acquire shares of the company. The exercise price for each option is the market price of the shares at the time the option is granted. Options vest in one-third increments on the first, second and third anniversaries of their grant. The maximum term for each grant of options is five years.

A summary of the status of the company's fixed stock option plan as of December 2002 and 2001 is as follows:

	2002		2001	
Fixed Options	Shares	Weighted-average price $	Shares	Weighted-average price $
Outstanding at beginning of year	2,281,000	0.18	1,398,000	0.19
Granted	100,000	0.15	1,078,000	0.16
Exercised	(100,000)	0.18	–	–
Forfeited	(20,000)	0.16	(195,000)	0.18
Outstanding at end of year	2,261,000	0.18	2,281,000	0.18
Options exercisable at year end	1,324,000		843,000	

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

Options outstanding			Options exercisable		
Range of exercise prices $	Number outstanding at December 31, 2002	Weighted-average remaining contractual life	Weighted-average exercise price $	Number exercisable at December 31, 2002	Weighted-average price $
0.15 - 0.19	1,668,000	3.1 years	0.17	739,333	0.17
0.20 - 0.29	593,000	0.5 years	0.21	584,667	0.21
	2,261,000			1,324,000	

No compensation expense is recognized in the financial statements for stock options granted to employees and directors. If the fair value method had been used, the company's compensation expense would increase by $7,920 and net loss and loss per share would approximate the following pro-forma amounts for the year ended December 31, 2002:

	As reported	Pro-forma
	$	$
Net loss	243,889	251,809
Per share - basic and dilutive	(0.01)	(0.01)

The pro-forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002.

The fair value of each option granted is calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	4.75%
Expected hold period to exercise stock options	4 years
Expected volatility in the company's Class A shares	64.26%
Dividends - per share amount	0.00

8 Financial instruments

The company's financial instruments that are included in the balance sheet are comprised of cash, accounts receivable, all current liabilities, and long-term debt.

a) Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the balance sheet, approximate their carrying amount due to the short-term maturity of those instruments or the interest rate based on prime.

b) Credit risk

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

c) Interest rate risk

At December 31, 2002 the increase or decrease in net earnings before income tax for each one percent change in interest rates on floating rate debt amounts to $5,000 (2001 - $11,000).

9 Income taxes

The income tax provision differs from the calculated tax obtained by applying the combined Canadian Federal and Provincial corporate tax rate to the income before income taxes. These differences are accounted for as follows:

	2002	2001
	$	$
Income (loss) before taxes	(374,307)	387,145
Statutory rate	43.30	43.67
Expected tax	(162,075)	169,066
Resource allowance	(97,410)	(226,842)
Crown royalties - net of ARTC	129,067	127,415
Other	–	(52,309)
Actual income tax expense (recovery)	(130,418)	17,330

The provision for future income taxes arises from temporary differences between accounting and income tax values for assets and liabilities. The future taxes balance recorded on the balance sheet results from:

	2002	2001
	$	$
Differences between accounting and income tax values for capital assets	208,219	277,429
Other	47,646	49,811
	255,865	327,240

The company has approximately $5,760,000 (2001 - $6,800,000) of unused tax pools available to be used to offset future taxable income subject to certain restrictions of the Income Tax Act. Approximately $570,000 of these pools are restricted and must be applied against specific income.

10 Related party transactions

During 2002, the company paid APF Management Inc. ("APF") $171,000 (2001 - $189,000) for management fees. Of these amounts $Nil (2001 - $54,000) is recorded as accounts payable at December 31, 2002. APF Energy Trust (the "Trust") acquired APF effective December 31, 2002 and the Trust, through its wholly owned subsidiary, will provide management services to the company.

APF and the company have common management. The officers have the same positions in each of the corporations.

11 Commitments and contingencies

a) Colombia

On January 24, 2000, the company entered into a contract with Empresa Colombiana de Petroleos (the "Contract") whereby the company and another company were granted the right to explore for hydrocarbons on a 131,520-hectare concession in Colombia, South America. The company interest in the project is 66.7%. The effective date of the Contract is March 24, 2000, being 60 days following the execution of the Contract.

Pursuant to the terms of the Contract, the company and its partner have committed, during the first two years of the Contract to: reprocess 300 kilometers of existing seismic data and complete a horizontal re-entry in an existing well bore (the "Commitment"). The company and its partner estimate that the total cost of the Commitment will be US$2.1 million, of which the company's share will be US$1.4 million. At the conclusion of the initial two year period, the company and its partner can elect to renounce the Contract without further obligation.

The company has not yet fulfilled the Commitment and recently requested an extension to the Contract. As the company has been unable to fulfill the Commitment and may be unable to fulfill the Commitment in the future, it has charged all of the costs incurred to date on the project, totalling $748,742, against its earnings. Of this amount, $288,742 (2001 - $460,000) is included in depletion, depreciation and amortization expense. The company continues to seek an industry partner to fulfill the Commitment.

As security for the Commitment, the company and its partner have provided Empresa Colombiana de Petroleos with a letter of credit in the aggregate amount of US$500,000 (the "LC") of which Millennium's share is US$333,500. The letter of credit was extended for a term of one year commencing August 5, 2002 and if the amount is called, it will be expensed.

b) Litigation

In the normal course of business, the company may have lawsuits outstanding. At December 31, 2002, there was a lawsuit outstanding against the company and other parties relating to an oil and gas property that the company purchased. The claim alleges that rights of first refusal on the oil and gas property were not provided to the claimants who are claiming relief and damages against all successors in title, in the combined amount of $5.0 million. The company's ownership interest in the oil and gas property is 5.5%, with other parties owning the remaining 94.5%. Management believes that there is no material liability that could result from its share of the lawsuit.

~ Corporate Information ~

OFFICERS AND DIRECTORS

Robert Burn*
Director

David Fischer*
Director

Neil Sedgwick
Director

Martin Hislop*
Director,
President and Chief Executive Officer

Steven Cloutier
Director, Executive Vice President
Chief Operating Officer and Secretary

Bonnie Nicol
Vice President, Operations

Ken Pretty
Vice President,
Corporate Development and Land

Alan MacDonald
Vice President, Finance

John Ewing
Vice President, GeoScience

* Member of the Audit Committee

LEGAL COUNSEL

Parlee McLaws

BANKERS

National Bank of Canada

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.

TRUSTEE, REGISTRAR AND TRANSFER AGENT

The CIBC Mellon Trust Company

AUDITORS

PricewaterhouseCoopers LLP

STOCK EXCHANGE LISTING

TSX Venture Exchange
Symbol: **MLN**

HEAD OFFICE

2100, 144 – 4th Avenue S.W.
Calgary, AB T2P 3N4
Phone: (403) 233-2600
Fax: (403) 294-1074
Email: invest@millenniumenergy.com
Website: www.millenniumenergy.com

ANNUAL AND SPECIAL MEETING

The annual and special meeting of shareholders of Millennium Energy Inc. has not yet been set due to the recently announced merger agreement between the Company and Crossfield Gas Corp.

ABBREVIATIONS

bbl	Barrel
bbls	Barrels
bbls/d	Barrels per day
mbbls	Thousand barrels
bcf	Billion cubic feet
mcf	Thousand cubic feet
mcf/d	Thousands of cubic feet per day
mmcf	Million cubic feet
mmcf/d	Millions of cubic feet per day
boe	Barrel of oil equivalent
boe/d	Barrels of oil equivalent per day
mboe	Thousand barrels of oil equivalent
mmbtu	Million British thermal units
NPV	Net present value
NGLs	Natural gas liquids
Established	Proved plus one half probable
IPO	Initial public offering

Note: All currency is expressed in Canadian funds except where otherwise indicated.


MILLENNIUM ENERGY INC.
Printed in Canada